UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 1, 2011
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on December 1, 2011, entitled "FINANCIAL CALENDAR 2012".

FINANCIAL CALENDAR 2012

8 February	Publication of fourth quarter 2011 results
8 February	Strategy Update
23 March	Publication of annual report 2012
7 May	Publication of first quarter 2012 results
15 May	Annual general meeting in Stavanger
26 July	Publication of second quarter 2012 results
26 October	Publication of third quarter 2012 results

Contacts:

Hilde Merete Nafstad, Senior Vice President, Investor Relations
+47 95 78 39 11

Morten Sven Johannessen, Vice President, Investor Relations , USA
+1 203 570 2524

Statoil reserves the right to revise the dates.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: December 1, 2011	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer